Exhibit 99.1

Dear Franchise Partners:

I am pleased to announce today that BBQ Holdings, Inc. (the “Company”) has entered into a definitive merger agreement with a subsidiary of MTY Food Group Inc. (“MTY”) (mtygroup.com). In light of this announcement, I would like to invite you to attend a call today, August 9, at 12:00 p.m. Central Time (meeting invite to follow). The floor will be open for questions and you will have an opportunity to hear first-hand from Eric Lefebvre, MTY’s CEO, why MTY is excited about their investment in our Company.

MTY has over 40 years of extensive experience in the North American restaurant industry. As a franchisor with approximately 6,660 locations under 80 different banners across the globe, including sizable footprints in the United States and Canada, they understand and embrace the importance of delivering quality products and providing an exceptional customer experience.

As our senior management team learns more about MTY, we are excited about the possibilities ahead for continuing to improve the strength and breadth of our brands as we continue the execution of our three pillars of growth, which we believe align very closely with MTY’s vision. With more than 80 brands, MTY brings vast buying power and a team of industry leaders who will provide additional support to our franchise partners. MTY has expressed a desire to enhance our efforts to strengthen our brands. We also believe that MTY’s portfolio of 80 different banners will bring increased access to idea sharing (they have an impressive innovation and R&D track record) and operational support.

We look forward to sharing more information with you about this next promising chapter in the evolution of our brand.

Sincerely,

Jeff